AULT ALLIANCE, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

February 27, 2023

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn.: Kevin Woody and Andrew Blume

Re:	Ault Alliance, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed April 15, 2022

Form 10-Q for the Quarterly Period Ended September 30, 2022

Filed November 21, 2022

Response Dated January 23, 2022

File No. 001-12711

Dear Mr. Woody and Mr. Blume:

Ault Alliance, Inc. (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 23, 2023 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021 (“Form 10-K”) and the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2022 (“Form 10-Q”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Business

BitNile, Inc., page 7

Comment No. 1. We note your disclosure on page 12 that you store digital currencies at NYDIG ABL LLC, which you represent is a regulated, audited and insured cryptocurrency custodian, and that the custody arrangements require that you “mine to a custodial wallet address where the private key is held by the custodian and all keys for the wallet are held in cold storage.” Please confirm for us that you are the counterparty to the custody arrangements, the number of arrangements, and describe your material rights and obligations under such arrangements. Also describe the nature of the asset you have under the custody arrangements, such as a digital asset, derivative asset, or other asset, and provide your supporting accounting analysis with citation to authoritative literature.

Response No. 1. We confirm that we are the counterparty to one custody arrangement. The custodied assets are stored and held in an account, in the Company’s name, for our benefit and the custodian has no right, interest, or title in those custodied assets. The custodied assets are at all times identifiable on the blockchain and in custodian’s database as being stored in the account for the benefit of the Company.

In future filings we will make clear that the custodian has custody of our “Bitcoin” digital assets (or “Currencies” or “Currency”) of which the nature of the Bitcoin assets are described within Item 1 of our 10-K’s. We account for these currencies in accordance with ASC 350 as indefinite lived intangible assets which are initially recorded at fair value. Pursuant to guidance from ASC 820, the Company determines the nonrecurring fair value measurement using the quoted price of the Currency to determine if there is an impairment of the digital currencies held on the balance sheet at least quarterly or if impairment indicators exist. If it’s determined fair value is less than carrying value we will recognize an impairment loss to adjust the carrying value to the current fair value.

Comment No. 2. We note your response to comment 7 and that you began converting Bitcoin into fiat currency subsequent to December 31, 2021. Please clarify how you presented the conversion of Bitcoin into fiat currency in your statements of cash flows for the interim period ended September 30, 2022.

Response No. 2. As no explicit guidance is given within ASC 230 for the conversion of digital currencies and as there had been some divergence in industry practices, we presented the conversion of Bitcoin to fiat currency in the September 30, 2022 Form 10-Q with cash flows from investing activities. Upon further consideration, we believe that this activity would be better reflected within cash provided by operating activities as cash flows from the sale of Bitcoin are used to fund our business operations. Additionally, we do not currently hold any digital assets as investments. In the future we will include cash flows from the conversion of Bitcoin to fiat currency within cash provided by operating activities in our statements of cash flows.

3. Basis of Presentation and Significant Accounting Policies

Revenue Recognition

Lending and Trading, page F-17

Comment No. 3. We note your response to comment 8. Please tell us your accounting treatment for digital currencies you pledge as collateral for debt and provide supporting accounting analysis, such as ASC 610-20. In your response, tell us if the counterparty has the right to pledge, rehypothecate, transfer or otherwise use the digital currency pledged as collateral.

Response No. 3. We have one security agreement in which we pledge Bitcoin as collateral in relation to an installment loan. The counterparty does not have the right to pledge, rehypothecate, transfer or use the digital currency pledged as collateral unless we default on the loan. As such, we did not reclassify the BTC according to ASC 860-30-40 and present the BTC as encumbered. This collateralized loan was part of a unique agreement that is not considered or expected to be an ongoing policy or practice of the Company, it was not considered a sale of assets in accordance with ASC 860-10-40-5, nor was it considered material as the fair value of the Bitcoin at period end was less than one half of one percent of our noncurrent assets. Due to the considerations above, primarily materiality, while performing our disclosure analysis pursuant to ASC 210-20-55-12 and preparing the financial statements we did not present pledged digital currencies as a separate line item within our condensed consolidated balance sheets and deemed it was not necessary to include a related accounting policy note or other disclosures as of September 30, 2022.

Blockchain Mining, page F-17

Comment No. 4. We note your responses to comments 4 and 9 are inconsistent. Please reconcile these responses by clearly identifying for us and disclosing your customer, as that term is defined in ASC 606-10-20. For example, both responses indicate you have a contract with the mine pool operator in which you promise to provide computing power and do not indicate the presence of a contract with the mining pool.

Response No. 4. In future filings we will clarify that our customer, as defined in ASC 606-10-20, is with the mining pool operator with whom we agreed to the terms of service and user service agreement. We supply computing power, in exchange for consideration, to the pool operator who in turn provides transaction verification services to third parties via a mining pool that includes other participants.

Comment No. 5. In responses 9 and 10, you describe that you measure noncash consideration nightly. We are unable to reconcile this accounting convention to the ASC 606 requirements related to the required measurement of noncash consideration. We also note that under fully pay per share, there appears to be variability in the fair value of the noncash consideration after contract inception because of both the form of consideration, as well as for reasons other than the form of consideration, such as the total hash rate contributed. Please revise your accounting policy to comply with ASC 606-10-32-23. Also tell us the effect of this revision on the historical reporting periods depicted in your filing and whether you believe such difference is material and the reasons for your determination. Please also respond to the second and third bullets of prior comment 10.

Response No. 5. As stated in the terms of our service contract with the pool operator, we are able to continuously determine if we will provide hash rate or not provide hash rate without penalty (response to second bullet of question 10). The moment to moment decision to provide hash rate to the pool operator is considered to be contract inception and the performance obligation is satisfied when the hash rate processing power is provided. Per ASC 606-10-32-5, we estimate the most likely amount (in accordance with ASC 606-10-32-8b) to which the entity will be entitled through the use of a third-party software tool that precisely tracks the computing power we provide to the mining pool operator and estimates the revenue generated from total hash expected to be contributed, and on current market conditions (block payout metrics) during a successful block attempt (how much our reward may be impacted by the amount of hash we contribute) (our response to bullet three of question 10). We believe this estimate to be in accordance with ASC 606-10-32-23 as the variability of the consideration is for reasons related to the form of consideration and for reasons other than the form of consideration, we therefore apply the guidance only to the variability resulting from reasons other than the form of consideration (i.e., how much hash we contributed multiplied by the estimated block payout metrics for the day which is estimated daily, approximating the ongoing contract inception).

Due to practicality purposes, we have historically measured noncash consideration nightly rather than at the potentially continuous contract inception. The change in market conditions of Bitcoin rates throughout the day compared to the end of each day (our nightly fair value measurement) has not been material. We have performed a sensitivity analysis and determined that the difference between the rate at the end of the day compared to the high and low intra-day rates was approximately 2%, or plus or minus approximately $59,000 to 65,000 for the year ended December 31, 2021 and approximately 2% or plus or minus approximately $245,000 to $267,000 for the nine months ended September 30, 2022.

We will revise our disclosure to provide more detail of our accounting policy and considerations regarding ASC 606-10-32-23 within our future filings.

Digital Currencies, page F-21

Comment No. 6. We are unable to reconcile your accounting convention of determining the price of bitcoin nightly with the requirements of ASC 350-30-35-19, which indicates impairment exists whenever carrying value exceeds fair value. Please revise your accounting to comply with ASC 350-30-35-19.

Response No. 6. We will revise our accounting to comply with ASC 350-30-35-19 and conform our disclosure related to digital currency fair value impairment testing. We will remove the reference to a “nightly” measurement when determining fair value for impairment testing and instead reference Bitcoin intraday lows as the measurement used for fair value testing.

8. Digital Currencies, page F-30

Comment No. 7. We note your response to comment 14. Please ensure you provide a rollforward of each material holding of crypto assets in all future filings. We did not see a rollforward within your Form 10-Q for the period ended September 30, 2022.

Response No. 7. We will include a rollforward of our crypto asset holdings, showing additions, disposals (by sale or otherwise), gains and losses, along with disclosure about the nature of the additions (e.g. purchases, mining or staking rewards) and/or disposals within all future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2022

7. Property and Equipment, Net, page F-17

Comment No. 8. We note that you had Bitcoin miners with a carrying value of $38 million with Compute North Holdings, Inc. at the time they filed for Chapter 11 bankruptcy. Please tell us in sufficient detail how you determined that the mining equipment was not impaired as of September 30, 2022. In doing so, tell us if the bankruptcy triggered an interim impairment assessment under ASC 360-10-35-21.

Response No. 8. Prior to filing, we inspected the Bitcoin miners that are installed at the hosting facility in Texas and observed the following:

•	We were not restricted from accessing our mining equipment at the hosting facility in Texas;
•	The Bitcoin miners were inspected and appeared to be in good condition;
•	At the reporting date we were in discussions with operator of the facility to energize the equipment to allow us to begin mining operations; and
•	At the time of the filing management fully intended and expected the miners to begin mining within two to four weeks.

Based on the above, we expected the mining equipment to be operational within a reasonable timeframe, which did not trigger an interim impairment assessment.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (949) 444-5464 or our General Counsel, Henry Nisser at (646) 650-5044.

Very truly yours, /s/ Kenneth S. Cragun Kenneth S. Cragun Chief Financial Officer